UBS Asset Management (US) Inc.

Notes to Financial Statements
*(In Thousands of Dollars)*

December 31, 2015

## 1. Organization and Nature of the Business

UBS Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. At December 31, 2015, cash equivalents include U.S. Treasury Bills with a face value of $22,048 maturing in January 2016. The U.S. Treasury Bills approximate fair value, which is considered Level 1 fair value measurement under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement.* Cash and cash equivalents are held at an affiliated bank.

### Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

**2. Summary of Significant Accounting Policies (continued)**

**Deferred Distribution Costs**

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period in which the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2015.

**Income Taxes**

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state and local jurisdictions. Federal, state and local taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740 – "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

*(In Thousands of Dollars)*

**2. Summary of Significant Accounting Policies (continued)**

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

**3. Related-Party Transactions**

Under a service level agreement, UBS Asset Management (Americas) Inc. (AM Americas) compensates the Company for the distribution of certain investment products for which AM Americas is the registered investment adviser. These amounts are recorded as distribution fees from affiliates on the statement of operations, and totaled $36,674 in 2015. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company, and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $724 in accordance with the agreement during 2015, which is recorded in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS Securities LLC (UBS Sec LLC) for introductions to such investors. In 2015, the Company shared $111, which is recorded in distribution costs to affiliates on the statement of operations.

Under a marketing and sales support services agreement with UBS Agrivest LLC (UBS Agrivest), the Company provides certain marketing and sales support services to UBS Agrivest on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Agrivest. The Company earned $90 in accordance with the agreement during 2015, which is recorded in distribution fees from affiliates on the statement of operations.

*(In Thousands of Dollars)*

### 3. Related-Party Transactions (continued)

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,684 in distribution support service costs during 2015, which is recorded in distribution costs to affiliates on the statement of operations.

The Company has also entered into Selected Dealer agreements with UBS FSI and UBS Sec LLC related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. In 2015, fees related to these agreements totaled $8,408 and $330, respectively. These fees are included in distribution costs to affiliates on the statement of operations.

Under a Portal Referral Fee Agreement with UBS Sec LLC, the Company pays a referral fee when prospective shareholders invest in proprietary funds. The amount paid in 2015 of $23 is included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by AM Americas that relates to the distribution activities conducted by the Company. Employees of AM Americas associated with distribution activities and officers of AM Americas have dual-employee status with both the Company and AM Americas. All compensation and benefit costs associated with the dual-employees are borne by AM Americas and allocated to the Company based on a service-level agreement. These amounts are classified as allocated costs from affiliate on the statement of operations and totaled $9,721 in 2015.

## Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

### 4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2015, the Company's net capital, as defined, was $18,887, which exceeded the minimum net capital required by $18,637. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

### 5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2015, the Company had net deferred assets of $17, all of which related to temporarily non-deductible state taxes and interest.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will be realized for its federal, state, and local deferred tax assets, and accordingly, no valuation allowance has been recorded.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

The components of the income tax expense / (benefit) for the year ended December 31, 2015 were as follows:

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | 2,852 |
| State and local | | 661 |
| Total current | | 3,513 |
| | | |
| Deferred: | | |
| Federal | | (16) |
| State and local | | (1) |
| Total deferred | | (17) |
| Total provision for income taxes | $ | 3,496 |

The effective tax rate for the company differs from the statutory federal rate primarily due to state and local taxes and changes in tax reserves pertaining to the identification of a new uncertain tax position including related interest.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

**5. Income Taxes (continued)**

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Total amounts of unrecognized tax benefits as of January 1, 2015 | $ | – |
| Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period | | 34 |
| Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period | | – |
| Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period | | – |
| Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period | | – |
| The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities | | – |
| Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations | | – |
| Total amounts of unrecognized tax benefits as of December 31, 2015 | $ | 34 |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $22.

The total amount of interest and penalties recognized in the consolidated statement of operations is $12.

The total amount of interest and penalties recognized on the consolidated statement of financial condition is $12.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

UBS Asset Management (US) Inc.

Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

**5. Income Taxes (continued)**

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. During 2015, the Company finalized the Internal Revenue Service ("IRS") examination for the tax years 2005 through 2011. As of December 31, 2015, the consolidated group, of which the Company is a member, is under examination by the IRS for tax years 2012 through 2014. There are various state and local jurisdictions currently under audit for tax years 2002 through 2013 and tax year 2014 is open for examination.

In the next twelve months the Company believes that unrecognized tax benefits will decrease by $34.

**6. Contingencies**

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.